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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

Chaudhary               Ilyas
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

3201 Airpark Drive, Suite 201
--------------------------------------------------------------------------------
                                    (Street)

Santa Maria              CA                     93455
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Saba Petroleum Company-SAB
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

12/98
================================================================================
5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                     Chief Executive Officer and President
      --------------------------------------------------------------------

================================================================================
7.  Individual or Joint/Group Filing

____ Form filed by One Reporting Person

 X
____ Form filed by More than One Reporting Person



           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/18/98       (J)      n/a    2,971,766   (D)    (1)      0              (I)     By Capco
                                                                                                                      Resources Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, underlying
 performance units                                                                       (2)      100,000        (D)       n/a
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, underlying deferred
 issuance for performance                                                                (3)      200,000        (D)       n/a
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

(1) Pursuant to a stock exchange agreement, on December 18, 1998, Saba Acquisub, Inc. ("SAI") exchanged 2,971,766 shares of Saba Petroleum Company for 1,340,000 shares of Horizontal Ventures, Inc. At the time of the exchange, Capco Resources, Ltd. owned 100% of SAI. Ilyas Chaudhary beneficially owns 83.31% of Capco Resources, Ltd.

(2) Issuable for no additional consideration if the Company meets earnings tests during 1998. Stock is issuable ratably if the Company reports earnings for 1998 of between $1.01 and $1.25 per share.

(3) Issuable in increments of 100,000 shares for each year that Mr. Chaudhary serves as Chief Executive Officer of the Company following the expiration of his existing employment contract which expires January 1, 2000.

(J)  Involuntary transaction resulting in the sale of securities.



Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Options             $1.50    01/16/97  S   n/a   n/a   10,000  *      12/31/00  Common    10,000  n/a      180,000   D        n/a
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $1.50    03/06/97  S   n/a   n/a   10,000  *      12/31/00  Common    10,000  n/a      180,000   D        n/a
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options, pursuant
 to 1996 Incentive
 Equity Plan        $15.50   05/30/97  A   n/a   200,000  n/a  *      05/30/02  Common    200,000 n/a      200,000   D        n/a
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
* Vests 20% per year
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

The foregoing does not include approximately 1,883 shares of Common Stock held in the Issuer's 401(k) Savings Plan as of 10/31/97 by the Reporting Person.


/s/ Ilyas Chaudhary                                             01/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

                                                    Group Filing
                                    List of Beneficial Owners attached to Form 4


Designated Filer:                Ilyas Chaudhary
Issuer Name and Trading Symbol:  Saba Petroleum Company - SAB
Statement for Month/Year:        September 1998
If Amendment, Date of Original:  n/a


                                                                Number of Shares
                                                                of Common Stock
Beneficial Owner                                                of Issuer
and Description           Ownership of Beneficial Owner         Directly Owned
---------------           -----------------------------         --------------

Ilyas Chaudhary           n/a                                          1,130

Saba Energy Inc.          50% by Ilyas Chaudhary                           0
Privately held company    50% by Sushre Chaudhary
                          (wife of Ilyas Chaudhary

Saba Energy Ltd.          50% by Saba Energy, Inc.                         0
Privately held company    10% by Ilyas Chaudhary

Capco Resources Ltd.      1,582,126 shares owned by Saba Energy Ltd.       0
Public Canadian company   905,961 shares owned by Aamna Chaudhary
                          (daughter of Ilyas Chaudhary)
                          905,961 shares owned by Faisal Chaudhary
                          (adult son of Ilyas Chaudhary)*
                          4,227,821 shares owned by Sedco Inc.

Capco Aquisub Inc.        100% by Capco Resources, Ltd.                    0
Privately held company
10% owner of Issuer

Sedco Inc.                100% by Ilyas Chaduhary                          0
Privately held company

TOTAL                                                                  1,130

* Mr. and Mrs. Chaudhary each disclaim beneficial interest in the shares of Capco Resources, Ltd. owned by each other and in the shares held by Faisal Chaudhary.